Exhibit 99(a)(1)(O)

November 15, 2002

To Employees:

Notice – Amendments to the Stock Option Offer to Exchange

In response to a request by the Securities and Exchange Commission (“SEC”) and as permitted under Section 13 of the Offer, we have supplemented and amended the terms of the Offer to Exchange dated November 4, 2002 (the “Offer”). The changes are as indicated in Exhibit 1 (attached). All other terms of the Offer remain unchanged except as a specifically indicated in Exhibit 1.

For additional information about these amendments, or the Offer generally, please do not hesitate to contact Lara Williams at lara@bluemartini.com or (650) 356-7633.

EXHIBIT 1

AMENDMENTS TO THE OFFER TO EXCHANGE

The Offer is hereby supplemented and amended as follows:

1.  The first sentence of Question 3 in the Summary of Terms of the Offer to Exchange is amended to read, in its entirety, as follows:

“The Offer is subject to the conditions described in Section 6 of the Offer Document, which may lead the Company to terminate or amend the Offer.”

2.  The second sentence of Question 7 in the Summary of Terms of the Offer to Exchange is amended to read, in its entirety, as follows:

“If our Common Stock is not reported on the Nasdaq National Market as of such date, the exercise price will be the closing price of our Common Stock as reported on the Nasdaq Small Cap Market on the last market trading day before the date of grant.”

3.  The ninth paragraph of Section 1 of the Offer to Exchange is amended to read, in its entirety, as follows:

“We will notify you via letter or email if we decide to take any of the following actions:

•	change the number of shares subject to the Replacement Option that you will receive in exchange for your Eligible Options;

•	change the number of Eligible Options that you can exchange in the Offer;

•	waive a material condition of the Offer; or

•	extend or terminate the Offer.”

4.  The last sentence of the second paragraph of Section 5 of the Offer to Exchange is amended to read, in its entirety, as follows:

“Promptly after the expiration of the Offer, we will send each optionholder who accepted the Offer a letter confirming acceptance and the number of shares underlying the Replacement Option that we will grant to the optionholder.”

5.  The first and second sentences of Section 6 of the Offer to Exchange are amended to read, in their entirety, as follows:

“We will not be required to accept any Eligible Options that you choose to exchange upon the occurrence of one or more of the conditions described below. We may terminate or amend the Offer, or postpone our acceptance and cancellation of any Eligible Options that you choose to exchange, any time before Wednesday, December 4, 2002 (or a later expiration date if Blue Martini extends the Offer), if we determine that any condition described below has occurred that, in our reasonable judgment, makes it inadvisable for us to proceed with the Offer or to accept and cancel Eligible Options that you choose to exchange.”

6.  The first bullet point of Section 6 of the Offer to Exchange is amended to read, in its entirety, as follows:

“if any action or proceeding by any government authority or any other person, domestic or foreign, is threatened or pending that challenges the making of the Offer, the acquisition of some of the Eligible Options, the issuance of Replacement Options, or otherwise relates to the Offer or that, in our reasonable judgment, could adversely affect our business, condition, income, operations or prospects;”

7.  The fifth bullet point of Section 6 of Offer to Exchange is amended to read, in its entirety, as follows:

“if any of the following changes occur in our business, condition, assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be materially adverse to us:

(a)
litigation or other proceedings instituted against the Company or one of its subsidiaries, or any of our officers or directors in their capacities as such, before or by any Federal, state or local court, commission, regulatory body, administrative agency or other governmental or legislative body, domestic or foreign, in which an unfavorable ruling, decision, action, order, decree or finding resulting from such litigation or proceeding would materially and adversely affect the Company;

(b)	a material loss or interference with our business or properties from fire, explosion, earthquake, flood or other casualty, whether or not covered by insurance, or from any labor dispute;

(c)	the suspension of trading in our common stock by the SEC or by the Nasdaq Stock Market; or

(d)
a material adverse change in the prospects for our business in the future resulting from any number of factors, such as announcements of technological innovations or new products, the announcement, commencement, termination or modification of collaborative relationships by the Company or our competitors, general market conditions, a material adverse change in the financial or securities markets in the United States or in political, financial or economic conditions in the United States or any outbreak or material escalation of foreign or domestic hostilities or other calamity or crisis; or”

8.  The first sentence of the second paragraph of Section 8 of the Offer to Exchange is amended to read, in its entirety, as follows:

“If we receive and accept exchange of all outstanding Eligible Options as of Wednesday, December 4, 2002, we expect that, based on outstanding options as of November 4, 2002, we will grant Replacement Options in exchange for such Eligible Options to purchase an aggregate total of 4,862,000 shares of our Common Stock.”

9.  The first sentence of the sixth paragraph of Section 6 of the Offer to Exchange after the heading “General” is amended to read, in its entirety, as follows:

“The 2000 Equity Incentive Plan was adopted on April 24, 2000 and amended on February 15, 2001. As of Monday, November 4, 2002, there were 38,247,000 shares of our Common Stock reserved for issuance pursuant to the Plan of which options to purchase 26,911,000 shares of our Common Stock were issued and outstanding.”

10.  The first bullet point of the ninth paragraph of Section 9 of the Offer to Exchange is amended to read, in its entirety, as follows:

“outstanding options to purchase an aggregate of 26,911,000 shares of our Common Stock (as of Monday, November 4, 2002) pursuant to our 2000 Equity Incentive Plan;”

11.  The third bullet point of the ninth paragraph of Section 9 of the Offer to Exchange is amended to read, in its entirety, as follows:

“outstanding options to purchase an aggregate of 585,000 shares of our Common Stock (as of Monday, November 4, 2002) pursuant to the U.K. Sub-Plan of Blue Martini Software, Inc.;”

12.  The third sentence of the fifth paragraph of Section 15 of the Offer to Exchange is amended to read, in its entirety, as follows:

“We will notify you via letter or email if we decide to take any of the following actions:

•	change the number of shares subject to the Replacement Option that you will receive in exchange for your Eligible Options;

•	change the number of Eligible Options that you can exchange in the Offer;

•	waive a material condition of the Offer; or

•	extend or terminate the Offer.”